

INVEST IN **THE KING OF CON**

The True Tale of Thomas Giacomaro: Con Man, Mob Guy, Fugitive, FBI Informant

North Haledon, NJ | B2C | Entertainment | Film | Media |

Highlights

1 📙 Docuseries based on the memoir, THE KING Of CON, by Thomas Giacomaro and Natasha Stoynoff.

2 💲 Investors recoup 125% of their investment upon sale of the docuseries to a network.

(3) 🎬 A $1,200,000 development fund for Part 1 of a 3-part docuseries.

(4) 💰 After sale of the docuseries to a network, investors make 50% of ongoing profits.

(5) Our database includes thousands of pages of FBI files and interviews with Thomas Giacomaro.

(6) We have relationships with networks including Netflix, HBO, Showtime, Discovery, A&E, and more.

Featured Investor



James Rotundo Sr.
Invested $2,500 ⓘ

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"I'm investing in THE KING OF CON/Straight King Entertainment Inc because I believe in this true story of greed, tragedy, and redemption. The book was a page-turner and I want to see the colorful character of Thomas Giacomaro on screen. As a longtime NJ businessman (and former mayor of Palisades Park) I also see this as an excellent opportunity to invest in a project that will take off commercially and financially. I worked with Tom back in the day, witnessed the drama and genius, and know this enterprise will be a winner."

Our Team



Thomas GIACOMARO President of Straight King Entertainment Inc

The KING OF CON, Thomas Giacomaro, was the owner and president of dozens of multi-million-dollar companies and consulting firms spanning three decades.

To entertain and enlighten with this dramatic story of greed and redemption. To create multiple revenue streams that will provide an ongoing, long-term profit opportunity for investors.



Natasha Stoynoff Executive Producer/Writer/Interviewer

NYT bestselling author and award-winning journalist Natasha Stoynoff has written 15 books and co-authored THE KING OF CON. Her collaboration, "Captive", became a LIFETIME film in 2019. Another, "Nurturing Healing Love," is in pre-production.



James Foytlin Project Manager

James Foytlin is an ex-Wall Street manager and New Media Entrepreneur. A member of Wall Street's Digital Underground, he's the CEO of the talent agency Phillyfaces and founder of NJ's popular "The Ridgewood Blog".



Donald A Spohn Financial Advisor

Donald Spohn has managed money for over 40 years, overseeing Collections, Credit, Accounts Receivable, and Claims & Insurance at the Trust Company of NJ and P&O Containers Ltd. He's currently a Financial Advisor for various law firms in the NJ area.



Kristine DiGrigoli Creative Director

Kristine Di Grigoli is a Fashion/Beauty Photographer, videographer, content writer, motivational speaker, and the founder of ArtChick Photography photo studio.

The Genius, The Moolah, The Con, The Mob, The FBI...it's CATCH ME IF YOU CAN meets GOODFELLAS meets WALL STREET. And it's all true.

The King of Con

How a smooth-talking Jersey boy made and lost billions, baffled the FBI, eluded the mob, and lived to tell the crooked tale



"I may have a great imagination... but I never could have invented Giacomaro"

-Mary Higgins Clark, best-selling crime novelist

Celebrated suspense novelist Mary Higgins Clark said of her one-time friend and business associate, Thomas Giacomaro: "I may have a great imagination...but I never could have invented Giacomaro."

Greed. Con Man.
Money. Mafia.
Love. Pain.

Murder. Prison. Redemption.

Thomas Giacomaro is both the talent and subject of this docuseries, in addition to being the only board member of the production company.

THE STORY

TRAILER FOR THE NEW DOCUMENTARY SERIES





KOC sizzle WF 2
King of Con Videos
NEW YORK POST
LATE CITY FINAL
www.nypost.com
SUPER CON
FBI snitch admits
$73M swindle
02:45
vimeo

CLICK HERE!

Thomas Giacomaro started his infamous career in the mob-laden New Jersey trucking industry as a teenaged office gopher. A charming, brash, natural salesman with street smarts and a genius-level IQ, he soon climbed to the top of any business he touched--a boy wonder. Until his lust for money, power, and his liaisons with organized crime sent him spiraling into a world of drugs and violence. Forced to go on the lam in South Africa and Europe, he returned to NJ with millions of dollars' worth of diamonds stuffed in his underwear. And that's just for starters.

Then came his deal with the FBI to become a Special Crime Informant. But Tommy's no rat--and no dummy. He strung the Feds along, kept the mob happy, and forged a new career as a white collar, high finance scammer who lured celebrities to invest millions in his new business schemes. All under the watchful eye of the FBI, wink-wink.

Until...it all came crashing down again, and he ended up in prison. But even behind bars, he was the ultimate "king" of cons--hustling the wardens, the doctors, the guards, his fellow inmates. He *thrived* and got himself out early to boot.

How'd he do it? Even his former friend and victim, whodunnit crime novelist Mary Higgins Clark, couldn't figure it out.

With this docuseries, we'll find out from the *King* 🔥 himself.

> "*The King of Con* is for real and his story reveals how big money, big business, and the mob really work. Required reading."
> —Nicholas Pileggi, author/screenwriter of *Wiseguy*, *Goodfellas*, and *Casino*

$ $ $ WHAT DO INVESTORS GET? $ $ $

📝 THE DEAL 📝

Whether you invest $100 or $100,000, once we reach our production goal of $1.25 million and sell our series to a network...investors receive 125% of their investment and 50% of ongoing profits.

💰 THE PERKS 💰

THE KING   **TIER 1: $250**

Investor's name and photo will be included in the "Thank You" mosaic on THE KING OF CON website.

THE KING   **TIER 2: $500**

Investor receives access to online, members-only video footage and updates during development and production of the docuseries. Plus, previous perk.

THE KING   **TIER 3: $1,000**

Investor receives a special "Thank You" with Investor's name in the credits of the docuseries. Plus, previous perks.

THE KING   **TIER 4: $1,500**

Investor receives an autographed copy of the memoir, "The King of Con," and an "Associate Producer" certificate. Plus, previous perks.

THE KING   **TIER 5: $2,500**

TIER 5: $2,500

The first 50 Investors receive invitations for two to the Cast and Crew Screening of the docuseries. Plus, previous perks.

THE KING
TIER 6: $5,000

Investor receives an invitation to be an "Extra" cast member in the docuseries. Plus, previous perks.

THE KING
TIER 7: $10,000

Investor receives a special invitation to an Exclusive Cast and Crew Meet & Greet Event. Plus, previous perks.

The first 7 Investors receive an "Associate Producer" credit on the docuseries. Plus, previous perks.

THE KING
TIER 9: $100,000

Investor receives an "Executive Producer" credit on the docuseries. Plus, previous perks.

🎉 THE BUZZ 🎉

THE KING OF CON in PEOPLE magazine, October 2018:



New in Nonfiction
Brian Belovitch
Trans Figured
Thomas
Giacomaro with
Heather
Havrilesky
THE KING



born male, the author transitioned to female and then back again before finding a measure of peace. His memoir is brave, well-told and illuminating.

Natasha Stoynoff
The King of Con
Written with *People* contributor Stoynoff, Giacomaro's memoir tells the story of his life as a scam artist.

What If This Were Enough?
Wise, wry essays on the false promise of self-help, the emptiness of materialism and the beauty of the "imperfect moment."

ans Figured
OF CON GIACOMARO STOYNOFF
Were Enough?

44 October 15, 2018 PEOPLE

CONTRIBUTORS BOOKS Eller

🏆 THE AWARD-WINNING JOURNALIST behind the scenes...🏆

NATASHA STOYNOFF

Executive Producer/Writer/Interviewer

The
GODFATHER'S
DAUGHTER
An Unlikely Story of Love, Healing, and Redemption

NURTURING
HEALING
LOVE
a Mother's Journey of Hope & Forgiveness

THE
KING
OF
CON
THOMAS GIACOMARO
and NATASHA STOYNOFF

New York Times bestselling author Natasha Stoynoff excels in two areas: **Celebrities** and **True-Life Crime/Drama**.

She's co-authored **15 books**.



CALL ME
DEBBIE

Catherine Oxenberg
A Mother's Crusade to Save Her Daughter from the Terrifying Cult Nxivm
CAPTIVE

A veteran, award-winning journalist, she's written for *TIME, The Washington Post, USA Today*, and *PEOPLE*–where she twice won the Time Inc. Henry R.



where she twice won the Time Inc. Henry R. Luce Award for **Excellence in Journalism**.





HENRY LUCE FOUNDATION

She's interviewed every **A-List celebrity**…



People
PAUL NEWMAN
The remarkable story of an American icon
SHANIA'S SECRET LIFE
AARP
Matthew McConaughey
Brooke Shields
Jon Bon Jovi
SECRETS OF A ROCK STAR DAD
Stop Paying Taxes
Movies for Grownups

…and was named one of PEOPLE's "**Most Intriguing People** of 2016" and one of "The 50 **Most Influential** Torontonians of 2023" by *Toronto Life* magazine.



⭐ IN THE NEWS ⭐



NEW YORK POST Page Six®

Monday, October 1, 2018

Con becomes a pro author

NEW Jersey's "King of Con," **Thomas Giacomaro**



THE KING OF CON authors make "Page Six" in *The New York Post*

— who spent 12 years in jail for bilking investors out of $73 million — has written a tell-all, "How a Smooth-Talking Jersey Boy Made and Lost Billions, Baffled the FBI, Eluded the Mob, and Lived to Tell the Crooked Tale." He told us of the tome, "I make Tony Soprano look like Mickey Mouse, and **Jordan Belfort** like he stole a pocketbook." (Belfort penned the popular "The Wolf of Wall Street.") "This book is con men thriving in America," Giacomaro added. "Look who's in the White House . . . look at the news. It's all scandal, and they get away with it. People want to know about a con man: How do they get away with it?" Giacomaro scammed 200 investors and says he's searched for "redemption." "I try to figure out why I did what I did. It bothers me . . . the sick part is, I did it to myself." We hear there have been talks about making the book into a TV series, and Giacomaro is already working on a follow-up, "Jammed Up," about his life in prison. The books are co-written with **Natasha Stoynoff**, the People writer who made headlines herself when she accused **Donald Trump** of forcing her against a wall and kissing her. The book came out last week from BenBella Books.









Post.
October 2018.

BOOK EXCERPT

CLICK HERE!

***The KING excerpt--Prologue.pdf**



THE KING OF CON
How a Smooth-Talking Jersey Boy Made and Lost Billions, Baffled the FBI, Eluded the Mob, and Lived to Tell the Crooked Tale
THOMAS GIACOMARO and NATASHA STOYNOFF

🎶 AUDIO EXCERPT 🎶



CLICK HERE!

* **The KOC Chapter 19.mp3**



THOMAS GIACOMARO
AND NATASHA STOYNOFF
THE
KING
OF CON
READ BY THOMAS GIACOMARO
UNABRIDGED
How a Smooth-Talking Jersey Boy Made and Lost Billions, Baffled the FBI, Eluded the Mob, and Lived to Tell the Crooked Tale

Summer 2018...Tom in the studio recording the audiobook!

📓 SELECTED BOOK REVIEW 📓



CLICK HERE!

*RUTGERS UNIVERSITY Criminal Law and Criminal Justice Books



RUTGERS UNIVERSITY, Criminal Law and Criminal Justice Books

"...a treasure chest...an audacious character...a panoply of criminal adventures..."

KING OF CON: HOW A SMOOTH-TALKING JERSEY BOY MADE AND LOST BILLIONS, BAFFLED THE FBI, ELUDED THE MOB AND LIVED TO TELL THE CROOKED TALE

Authors: Thomas Giacomaro and Natasha Stoynoff
Publisher: Dallas, TX: BenBella Books, 2018. 305p.
Reviewer: Frederick T. Martens, September 2020

Thomas Giacomaro and his co-author, Natasha Stoynoff, have written a tell-all memoir that is a treasure chest for criminologists and forensic psychologists who wish to understand what makes a con-man tick, and why their victims are often reluctant to report their victimization. Giacomaro surely is an audacious character. Incidentally, and in the interest of full disclosure, I was involved in an investigation of Giacomaro in 2001. While he was employed in the trucking industry as a so-called "roll-up specialist," which served as his "legitimate" front, he was intimately engaged in a panoply of criminal venues that he proudly admits to in this memoir.

disclosure, I was involved in an investigation of Giacomaro in 2001. While he was employed in the trucking industry as a so-called "roll-up specialist," which served as his "legitimate" front, he was intimately engaged in a panoply of criminal venues that he proudly admits to in this memoir.

🎈 OUR 2018 BOOK KICK-OFF PARTY 🎈



KOC book party short
King of Con Videos







03:25

 **CLICK HERE!**

🎥 LET'S MAKE MAGIC TOGETHER 🎥

Remember being a kid and sitting in a movie theatre? The lights dim, the crowd hushes: Magic Time. Everybody wants a part of it. Everyone loves a captivating character who takes us on a thrilling roller-coaster ride. With this docuseries we invite you to become a behind-the-scenes, mover-and-shaker in the Entertainment Biz like those bigwigs they gush about in *Vanity Fair* and *Variety*. Join our storytelling, money-earning, magic-making team and transform your destiny.

An offer.

You can't.

Refuse.

"He's an extraordinary con man."

--CHRIS CHRISTIE, former U.S. Attorney for the District of New Jersey, 55th Governor of New Jersey, and 2016 U.S. Presidential Election Candidate.



Thomas Giacomaro is both the talent and subject of this docuseries, in addition to being the only board member of the production company.